MINERAL LEASE

THIS MINERAL LEASE AGREEMENT (the “Agreement”) is made effective as of the 10th day of July 2017 (the “Effective Date”)

AMONG:

RICHARD A. MCKAY of P.O Box 834, Eureka, Nevada 89316

AND

NANCY M. MINOLETTI of P.O. Box 85, Eureka, Nevada 89316

AND

PAMELA S. SCUTT of P.O Box 1114, Verdi, Nevada 89439
(collectively, the “Lessor”)

AND

PROPHECY DEVELOPMENT CORP., a company amalgamated under the laws of British Columbia, having an office at Suite 1610 – 409 Granville Street, Vancouver, British Columbia, V6C 1T2, Canada

(the “Lessee”)

RECITALS

A.      Lessor is the owner of the unpatented lode mining claims described in Exhibit A attached hereto, which claims are located in Eureka County, Nevada, USA (the “Premises”).

B.      Lessor desires to lease the Premises to Lessee upon the terms and conditions herein set forth.

C.      Lessee desires to lease the Premises from Lessor upon the terms and conditions herein set forth.

AGREEMENT

FOR AND IN CONSIDERATION of the payments herein required, the mutual covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Lessor and Lessee (together, the “Parties” and individually, a “Party”) agree as follows:

1. RIGHTS GRANTED

Lessor hereby grants, demises, leases and lets to Lessee and its successors and assigns the following rights, powers and privileges over the Premises, which shall include all rights, improvements, privileges, hereditaments, and appurtenances, including all ores, minerals, waste dumps, tailings materials and mineral rights belonging or in any way appertaining to the Premises:

A.      Mining Rights, Land Use and Access.       Subject only to any limitations imposed by federal, state, and local laws or regulations, the free, exclusive, unrestricted and uninterrupted right of access, ingress and egress to the Premises and the right to enter upon and occupy the Premises for all purposes reasonably incident to exploring for, developing, mining (by underground mining, surface mining, strip mining or any other surface or subsurface method, including any method later developed), extracting, milling, smelting, refining, stockpiling, storing, processing, removing and marketing therefrom all gold, silver, copper, lead, zinc, nickel, manganese, molybdenum, barium, vanadium, cobalt, platinum, palladium and other ores, metals, minerals, mineral products (including intermediate products) and materials of every nature or sort (“Mineral Substances”), and the right to place, construct, maintain, use and thereafter remove such structures, facilities, equipment, roadways, haulageways, utility lines, reservoirs and waterways, and other improvements as may be necessary, useful or convenient for the full enjoyment of all of the rights granted under this Agreement. Lessee shall have sole and exclusive custody, possession, ownership and control of all ore, rock, drill core and other Mineral Substances extracted or removed from the Premises and may sell or otherwise dispose thereof. In the exercise of such rights, Lessee shall be subject only to compliance with applicable statutes, rules, regulations and the terms of this Agreement. These rights are also granted and may be utilized conjunctively or independently for the purpose or in the course of carrying on exploration, development or mining operations on any other properties in which Lessee may have or acquire any right or interest.

B.      Cross Mining.       The right, if it so desires, to mine and remove any Mineral Substances existing on, in or under the Premises through or by means of shafts, openings or pits which may be sunk or made upon adjoining and nearby properties, and the right to store any Mineral Substances from the Premises upon any such properties. In addition, Lessee may use the Premises conjunctively or independently for any shafts, openings, pits and storage areas sunk or made for the mining, removal and/or stockpiling of any Mineral Substances from any adjoining or nearby properties. Lessee’s exercise of its rights under this Section shall be subject to applicable federal, state and local laws, regulations and ordinances regarding surface use. Lessor makes no representation or warranty concerning Lessee’s authority and right to exercise such rights. Mineral Substances taken from the Premises shall at all times be kept entirely separate and distinct from any other ore or concentrated product until the same are measured and sampled so that the rights of Lessor shall be at all times preserved and protected.

C.      Commingling.       The right to commingle ore removed from the Premises or products derived therefrom after treatment, with other ore or products, before or after concentration or beneficiation, so long as the data necessary to determine the weight, grade and recoverability of both the ore removed from the Premises or products derived therefrom and the ore or products with which it is commingled are obtained by Lessee. Lessee shall then use that data to determine Lessor’s interest in minerals, metals and/or other products extracted from ores or products so mixed. Such data and determinations shall be acquired and completed in accordance with generally accepted industry practices. If Lessee intends to commingle Mineral Substances from the Premises with minerals from other properties, Lessee shall notify Lessor not less than sixty (60) days before commencing commingling and shall deliver to Lessor Lessee’s plan for commingling and accounting for the Mineral Substances from the Premises from the commingled minerals and ores.

D.      Water Rights.       Any and all of Lessor’s water rights on, about, under or appurtenant to the Premises. Lessee acknowledges that Lessor does not presently own any water rights.

E.      Deposit of Waste Materials.       The right to temporarily or permanently deposit on or off the Premises tailings, waste rock, overburden, surface stripping materials, process solutions and all other materials originating from the Premises or from adjoining or nearby properties, even if the sole use of the Premises may be for the placement of such materials.

F.      Treatment.       The right, at Lessee’s election and in any manner it deems fit, to beneficiate, concentrate, smelt, refine, and otherwise process or treat on or off the Premises any Mineral Substances taken from the Premises or from adjoining or nearby properties by any physical or chemical method or methods. In exercising this right, Mineral Substances may be removed to a plant or plants existing, established or maintained upon the Premises or elsewhere. Lessee’s exercise of its rights under this Section shall be subject to applicable federal, state and local laws, regulations and ordinances regarding surface use. Lessor makes no representation or warranty concerning Lessee’s authority and right to exercise such rights.

G.      Amendment and Relocation of Claims.       The right, exercisable after consultation with Lessor, to amend or relocate as unpatented mining claims or mill sites, in the name of Lessor, any unpatented mining claims or mill sites included in the Premises. If Lessee undertakes any such amendment or relocation, Lessee shall complete the same in compliance with applicable statutes and regulations. This Section shall apply to Lessee’s location of any fractions or gaps among the unpatented mining claims which comprise the Premises on the Effective Date

H.      Title transfer.       If Lessee intends to develop a mine or to construct mine-related facilities on the Premises, Lessee shall notify Lessor. The notice shall specify which portions of the Premises will be required for Lessee’s proposed uses. Lessor shall have the option to require Lessee to acquire title to the portion of the Premises required for Lessee’s proposed uses for nominal consideration of $1. The Advance Royalty obligation and Production Royalty (as described in Sections 3.A and 3.B below) shall not be affected, reduced or relieved by the transfer of title to Lessee. Lessee may not assign this agreement, in whole or in part, without the prior written consent of lessor, which shall not be unreasonably withheld.

I.      Historic Workings.       Lessee acknowledges that Lessor has constructed or maintained historic mine workings and related facilities on part of the Premises. Lessor reserves and shall have the right to inspect and visit such historic workings and, if Lessee determines that it does not intend to use the lands on which the historic workings are located, Lessee will notify Lessor and surrender such part of the Premises.

2. TERM

A.      Term.       The term of this Agreement shall commence as of the Effective Date and shall continue for a period of ten years thereafter unless sooner terminated or surrendered in the manner herein provided. Lessee may extend this Agreement for an additional ten years (subject to such sooner termination or surrender) by giving notice to Lessor prior to the end of the initial ten-year period. If at the end of the initial ten-year term or the extended ten-year term, as applicable,

If Gibellini lease agreement is renegotiated in lessor's favor, specifics (in case of monetary consideration, % increase) will also apply to this agreement

Lessee is engaged in Mining Operations (as defined below), the term of this Agreement shall automatically continue for one (1) year terms for so long thereafter as Lessee continues to be engaged in Mining Operations. The cessation of any Mining Operations shall not cause this Agreement to terminate prior to the end of the initial or extended term or cause Lessee to lose its right to extend the term as herein provided.

B.      Definition of Mining Operations.       For purposes of this Agreement “Mining Operations” shall include, but shall not be limited to, development, extraction, processing, leaching or sale of ores, concentrates or derivatives retrieved through leaching of ores, produced from the Premises. Activities off the Premises shall constitute Mining Operations when they are conducted in connection with an integrated mining operation involving the extraction and production of Mineral Substances from the Premises and other properties in which Lessee holds an interest. Development includes activities, including permitting, carried on diligently and in good faith preparatory to commencing or resuming the extraction and production of Mineral Substances from the Premises at a mine on the Premises. Lessee shall be deemed to be actively engaged in Mining Operations so long as all such operations, once begun, do not cease for a period of more than 180 consecutive days. In the event Lessee is actively engaged in Mining Operations at the end of the initial or extended term, as applicable, and thereafter is unable to obtain a satisfactory market or a satisfactory price for Mineral Substances and as a result suspends mining, processing or marketing operations from time to time, then Mining Operations shall not be deemed to have ceased and this Agreement shall not expire or terminate provided that Lessee notifies Lessor of such loss of market or inability to obtain a satisfactory price and diligently attempts to market Mineral Substances at a satisfactory price and recommence Mining Operations and, provided further, that Lessee continues to perform its other obligations under this Agreement.

C.      Continuation after Mining Operations.       If, at the end of the initial or extended term, Lessee is not conducting or has ceased Mining Operations, but is utilizing the Premises in support of Mining Operations on other lands, then this Agreement shall continue in force as to the lands subject to such uses and such expansions thereof as may reasonably be contemplated, as designated in good faith by Lessee, and the payment provided in Section 3.A shall be rental for such uses.

3. PAYMENTS TO LESSOR

A.      Advance Royalty.       During the term of this Agreement, Lessee shall pay the following amounts to Lessor as advance royalty:

(i)	$10,000 upon the parties’ execution of this Agreement; and

(ii)	annually upon the anniversary of the Effective Date and the like day of each year thereafter during the term of this Agreement:

if the average vanadium pentoxide price per pound ("PriceV2O5"), as quoted on Metal Bulletin or another reliable and reputable industry source as agreed by the Parties, remains below $7.00/lb. during the preceding 12 months, $12,500

or

(ii) if the PriceV2O5, as quoted on Metal Bulletin or another reliable and reputable industry source as agreed by the Parties, remains equal to or above $7.00/lb. during the preceding 12 months, $2,000 x PriceV2O5 up to a maximum annual advance royalty payment of $28,000

The above annual advance royalty payments (the “Advance Royalty”) will continue to be due and payable by the Lessee to the Lessor on each annual anniversary of the Effective Date preceding Lessee’s commencement of payment to Lessor of the Production Royalty payments pursuant to Section 3.B, provided, however, that if the Production Royalty payable in any lease year is less than the Advance Royalty otherwise payable for such lease year pursuant to this Section 3.A, Lessee shall pay to Lessor the difference between the amount of such Advance Royalty and the Production Royalty paid by Lessee for such lease year. Lessee shall pay the difference within thirty (30) after the end of the applicable lease year. All Advance Royalty payments and any difference between the amount of Advance Royalty otherwise payable and the lesser Production Royalty for such lease year, paid by the Lessee to the Lessor shall be deductible cumulatively as credits in favor of the Lessee against Lessee’s future Production Royalty payment obligations under Section 3.B, provided, however, such credit shall not be applied to payment of the difference between the Production Royalty paid during any lease year and the Advance Royalty otherwise payable for lease year.

If on the date an Advance Royalty payment is due, Lessee is prevented from conducting exploration and development work on the Property due to the occurrence of a Force Majeure event, as defined in Section 8, Lessee shall be relieved of its obligation to pay one-half (1/2) of the Advance Royalty payment during the Force Majeure event.

B.      Production Royalty.       Lessee shall pay to Lessor a Production Royalty of two percent ( 2.5%) of the Net Smelter Returns of Mineral Substances produced from the Premises and sold. “Net Smelter Returns” means the proceeds actually received, or deemed to have been received in the case of refined gold and silver, as described in Section 3.B(2) below, from the sale or deemed sale of Mineral Substances produced from the Premises, less the charges described in Section 3.B(3) below. If Lessee terminates mining of Mineral Substances from the Premises, closes the mine and commences reclamation of the mine, Lessee’s obligation to pay the Advance Royalty payment shall terminate and Lessee shall have no obligation to pay the Production Royalty, except for metals recovered from Mineral Substances after closure of the mine and commencement of reclamation. If after closure of the mine and reclamation of the Premises, Lessee re-opens the mine or commences production of Mineral Substances from another deposit on the Premises, Lessee shall pay the Advance Royalty beginning in the year after re-commencement of mining, and Lessee shall pay the Production Royalty on metals recovered from Mineral Substances following re-commencement of mining.

(1)       Notwithstanding the foregoing Section 3.B above, subject to the terms and conditions set forth herein, Lessee may, in its sole discretion and at any time, purchase 60% of the Production Royalty (being 1.5% of the Net Smelter Returns) in consideration of $1,000,000 payable to Lessor.

(2)       If Lessee sells refined gold or silver, Lessee will be deemed to have received proceeds from the sale thereof equal to the number of ounces of refined gold or silver outturned to Lessee's account during the calendar quarter multiplied in the case of gold by the average daily London Bullion Market Association price during such calendar quarter and in the case of silver by the average of the daily Handy & Harmon Silver Base price during the calendar quarter. The average price for a calendar quarter shall be determined by dividing the sum of all daily prices posted during the calendar quarter by the number of days that prices were posted. The posted price shall be obtained from the Wall Street Journal, Reuters, E&MJ or other industry-accepted source of the Lessee’s choosing. Lessee shall have the right to market and sell to third parties refined gold and silver in any manner it chooses, including the sale of such refined gold and silver on any commodity market. In this regard, Lessor shall have no right to participate in any gains or profits and Lessor shall have no obligation to bear, share or suffer any losses accruing to Lessee as a result of Lessee’s forward sales, options trading, commodities futures trading or similar transactions.

(3)       Charges to be deducted from proceeds in determining Net Smelter Returns are the following:

(a)     all costs, charges and expenses paid or incurred by Lessee for treatment in the smelting and refining processes (including handling, processing, interest and provisional settlement fees, sampling, assaying and representation costs, penalties and other processor deductions, but not including mining costs);

(b)     all costs, charges and expenses paid or incurred by Lessee for transportation (including freight, insurance, security, transaction taxes, handling, port, demurrage, delay and forwarding expenses incurred by reason of or in the course of such transportation) of mineral concentrates, but not Mineral Substances or ores, from the Premises to the place or places of treatment and thence to the place or places of sale; and

(c)     sales and brokerage costs on Mineral Substances for which the royalty is payable.

(d)     sales, use, severance, net proceeds of mine, and ad valorem taxes applicable under local, state, and federal law and any other tax or governmental levy or fee relating to the Mineral Substances for which the royalty is payable (other than taxes based upon income).

(4)       Royalties shall accrue quarterly (based on quarters beginning each March 1, June 1, September 1 and December 1) and shall become due and payable by Lessee prior to the end of the month following the end of each quarter. Royalty payments shall be accompanied by statements containing pertinent information in sufficient detail to explain the calculation of the royalty payment.

(5)       All statements for royalties rendered to Lessor by Lessee during any quarter shall conclusively be presumed to be true and correct after one year following the end of such quarter or one year after the completion of an audit for such lease year pursuant to Section 3.B(6) if applicable; unless within said one-year period Lessor takes written exception thereto and makes a claim on Lessee for adjustment. No adjustment favorable to Lessee shall be made unless it is made within the same prescribed period.

(6)       Lessor, upon notice in writing to Lessee, shall have the right to audit Lessee’s accounts and records relating to the payment of the royalty for any calendar quarter within the one-year period following the end of such calendar quarter. All audits shall be conducted by Lessor at the mine office of Lessee or at such other office in the State of Nevada at which Lessee shall make such accounts and records available. Each audit shall be conducted during normal business hours.

C.      Place of Payment.       All payments shall be made in accordance with Section 9 below.

D.      No Royalty on Test Materials.       Lessee shall have the right to mine and market amounts of Mineral Substances reasonably necessary for sampling, assaying, metallurgical testing and evaluation of the mineral potential of the Premises without incurring any obligation to make Production Royalty payments, provided, that the cumulative total tonnage of the Mineral Substances consumed in such testing and evaluation shall not exceed 10,000 tons.

4. TITLE MATTERS

A.      Representations and Warranties.       Lessee accepts title to the Premises “as is”. Notwithstanding the foregoing, Lessor represents to Lessee, which representations shall survive any termination of this Agreement, as follows:

(1)       Lessor is the owner of the Premises free and clear of any defects, liens, claims, demands, burdens or encumbrances, subject only to the paramount title of the United States and matters of record, including the existence of historic easements and rights-of-way and matters noted in the United States Bureau of Land Management (“BLM”) master title plats and historical indexes for the township within which the Premises are situation. There is no outstanding balance of payments due to any government agency relating to the Premises as of the Effective Date.

(2)       Lessor has the right, power and capacity to enter into and perform this Agreement and all transactions contemplated herein.

(3)       To Lessor's best knowledge, made without inquiry, the unpatented mining claims included in the Premises were properly located and have been maintained in conformance with applicable federal, state and local laws.

(4)       To Lessor's best knowledge, made without inquiry, all lands covered by the claims included in the 10 Premises were open to location when such claims were located and there are no conflicts with claims owned by other parties.

(5)       Lessor has not committed any act or acts that will encumber or cause a lien to be placed against the Premises. The Parties acknowledge that Lessor may, in future grant a lien or other security interest in both its reversionary interest in the Premises, or against any Advance Royalty or Production Royalty contemplated in Section 3 of this Agreement, provided any such grant will remain subject and subordinate to Lessee’s right under this Agreement.

(6)       To Lessor’s best knowledge, made without inquiry, Lessor is not aware of any of the following conditions or occurrences on the Premises:

(a)       that hazardous substances from any source (mining or otherwise) have been released on the Premises;

(b)       that any underground or above-ground site of historic or current mining operations on the Premises could cause or constitute a release or threat of release of hazardous substances into the environment;

(c)       that any part of the Premises has been included or proposed for inclusion on the National Priorities List (40 C.F.R. Section 300 App. B);

(d)       that any part of the Premises has been studied or proposed for study by the Environmental Protection Agency and/or any state regulatory agency;

(e)       that any site of historic or current mining, milling and/or smelting workings on the Premises is presently in such condition as to potentially raise liability to the past, present or future owner(s) and/or operator(s) of the Premises pursuant to the Comprehensive Environmental Response, Compensation and Liability Act and amending statutes ("CERCLA"); or

(f)       that any reclamation obligations for prior operations on the Premises are unsatisfied.

B.      Title Defects, Defense and Protection.       Lessor shall provide Lessee with any abstracts and other evidences of title in Lessor's possession or control. If (1) in the reasonable opinion of Lessee, Lessor's title to all or any part of the Premises is defective or less than as represented in Section 4.A; or (2) Lessor's title is contested or questioned by any person or entity and Lessor is unable or unwilling to promptly correct the alleged defects, Lessee may attempt to perfect or defend Lessor's title. In that event, Lessor shall execute all documents and shall take such other actions as are reasonably necessary to assist Lessee in its efforts to perfect or defend Lessor's title, time being of the essence. Notwithstanding that Lessee accepts title to the Premises “as is”, Lessor agrees that if within two (2) years after the Effective Date it is determined that Lessee’s title to the Premises is not as represented in Section 4.A(1)-(5), then the costs and expenses of perfecting or defending title incurred by Lessee shall be a credit to the Lessee’s account against subsequent Advance Royalty and Production Royalty payments to be made by Lessee to Lessor under this Agreement, provided, however, the maximum amount of such credit shall be $10,000. Any improvement or perfection of title to the Premises shall inure to the benefit of Lessor in the same manner and to the same extent as if such improvement or perfection had been made prior to the execution of this Agreement. Any such improvement or perfection of title to the Premises shall become part of the Premises and subject to this Agreement.

C.      Lesser Interest.       If Lessor's title to any part of the Premises from which Mineral Substances are produced is less than 100%, then the Production Royalty payable pursuant to Section 3.B in respect of such Mineral Substances shall be reduced to the same proportion as the undivided right and title actually owned by Lessor in such part of the Premises bears to the entire undivided right and title to such part of the Premises from which such Mineral Substances are produced. Lessor’s lesser interest in any part of the Premises shall not reduce the Advance Royalty payment obligation.

D.      Patenting of Claims.       If the existing governmental moratorium on patenting of unpatented mining claims is discontinued, Lessee may undertake to apply in Lessor’s name for a patent to any or all of the mining claims included in the Premises. Lessee shall prepare all documents, compile all data and comply in all respects with applicable law, all at the expense of Lessee. Lessor shall execute any documents required for this purpose and shall cooperate fully with Lessee in the patent application, process and proceedings, time being of the essence. If Lessee begins patent proceedings and Lessee thereafter discontinues such proceedings or if this Agreement is terminated while patent proceedings are pending, Lessee shall have no further obligation with respect thereto except to pay any unpaid expenses accrued in such proceedings prior to its request to discontinue, or prior to termination, whichever comes first.

E.      Conversion of Claims.       If during the term of this Agreement federal, state or provincial laws are changed or enacted to provide for some alternative basis for holding mining or mining-related rights in public lands, Lessee, after notice to and consultation with Lessor, may make such location, filing or application of a claim, license or permit in Lessor's name as may be required or permitted by such new or modified laws with respect to the ground covered by the Premises. Any interest or tenure to which the mining claims are converted shall be owned by Lessor, subject to this Agreement. The parties shall execute an amendment of this Agreement to include such converted interest and tenure in the Premises.

5. OBLIGATIONS OF LESSEE

A.      Protection from Liens.       Lessee shall keep title to the Premises free and clear from any liens, claims and encumbrances (other than liens for taxes not yet due and delinquent) arising from its operations hereunder. Lessee shall pay for all labor performed upon or material furnished to the Premises at the request of Lessee and shall keep the Premises free and clear from liens of mechanics or materialmen in connection with services performed and material supplied at Lessee's request. Lessee shall, however, have the right in good faith to contest the validity of any lien, claim or liability and shall not be required to remove any such lien, claim or liability so long as Lessee is contesting the validity or the amount thereof. If a judgment is entered against Lessee in respect of any claim of lien, Lessee shall pay or post a bond to cause the discharge and release of such lien as a lien and encumbrance against the Premises as provided in Chapter 108 of the Nevada Revised Statutes. The foregoing provisions shall not restrict Lessee from placing a mortgage, trust deed or other lien upon its interest in the Premises for financing purposes, provided that any such instrument expressly provides that the lien and security interest created or granted by such instrument is junior to, subject to and subordinate to Lessor’s ownership or and rights in and to the Premises, unless such requirement is expressly waived by Lessor in writing. Lessee shall comply with NRS 108.2403.

B.      Indemnification and Insurance.       Lessee shall protect Lessor against any damages arising out of Lessee's operations on the Premises and shall defend, indemnify and hold harmless Lessor against liability resulting from Lessee's operations on the Premises and elsewhere relating to Lessee’s operations on the Premises. Lessee shall carry all risk, general liability insurance with coverage of not less than $2,000,000 policy limits protecting Lessor against damages arising out of Lessee's operations on the Premises. Each policy obtained by Lessee shall identify Lessor as a named or additional insured and if possible, shall provide that such insurance policy shall not be subject to cancellation without thirty (30) days’ advance notice to Lessor. Lessee agrees and covenants to request that the issuer of the policy include the foregoing provisions in the policy or any endorsement to the policy.

C.      Taxes and Assessments.       Except as provided below, Lessee shall pay promptly before delinquency all taxes and assessments that may be assessed during the term of this Agreement upon the Premises and the production of Mineral Substances resulting from Lessee's activities thereon and products derived therefrom. However, Lessee shall always have the right to contest, in the courts or otherwise, either in its own name or in the name of Lessor, the validity or amount of any such taxes or assessments, or to take such other steps or proceedings as it may deem necessary to secure a cancellation, reduction, readjustment or equalization thereof, before it shall be required to pay such taxes or assessments. Notwithstanding the foregoing, Lessee shall not permit any part of the Premises to be conveyed and title lost as the result of nonpayment of such taxes and assessments. Lessee shall provide Lessor with copies of all receipts evidencing payment of such taxes and assessments. If Lessor should receive tax bills or claims that are the responsibility of Lessee, Lessor shall promptly forward such bills or claims to Lessee for appropriate action. Lessee shall pay the above-referenced taxes that are assessed from the Effective Date of this Agreement to its date of termination. Nothing in this paragraph shall be construed to obligate Lessee to pay that portion of any tax based upon an assessment of improvements or structures made or placed on the Premises by Lessor. Lessee shall not be liable for any taxes levied on or measured by Lessor's income or based upon payments made to Lessor by Lessee under this Agreement.

D.      Compliance with Laws and Regulations.       Lessee shall perform all of its operations on the Premises in a good and workmanlike manner and in compliance with all applicable federal, state and local laws and regulations pertaining to environmental protection, reclamation and bonding. Specifically, Lessee shall comply with all permitting and other regulatory requirements set forth by the U.S. Bureau of Land Management, the U.S. Forest Service, the U.S. Environmental Protection Agency, and applicable state agencies. Lessee shall have no obligations with respect to prior operations or preexisting conditions on the Premises, except that if Lessee commences development of a mine or mine-related facilities on any part of the Premises, Lessee shall assume and perform all such obligations.

E.      Right of Access to the Premises.       During the term of this Agreement Lessee shall allow Lessor and representatives of Lessor, at their sole risk and expense, access to the Premises for the purposes of viewing or inspecting Lessee's operations, at times which, in Lessee's discretion, do not unreasonably interfere with its operations. Lessor and Lessor's representatives agree to indemnify, protect, save and hold harmless Lessee and any affiliated and direct and indirect parent corporations and their respective directors, partners, officers, employees, agents and corporate affiliates from and against any and all losses, costs, damages, expenses, attorney fees, claims, demands, liabilities, suits and actions of every kind and character that may be imposed upon or incurred by Lessee and any affiliated and direct and indirect parent corporations and their respective directors, partners, officers, employees, agents or corporate affiliates on account of, or arising directly or indirectly from, any exercise or operation of Lessor's rights under this Section 5.E, except those arising from or relating to the negligence or willful misconduct of Lessee.

F.      Delivery of Data.       Upon termination of this Agreement, Lessee shall furnish Lessor within a reasonable time and without warranty or liability, one set of copies of all available noninterpretive data pertaining to the Premises and developed or prepared by or for Lessee, and shall authorize and permit Lessor to take possession of any available drill core and drill cuttings derived from the Premises, whether or not such core or cuttings are stored on the Premises; provided, however, that Lessee shall in no event be liable to Lessor for availability of or damage to any such core or for the accuracy, reliability or completeness of any data furnished to Lessor. Lessor shall assume all risks stemming from reliance upon such data.

G.      Assessment Work and Maintenance Fees.       Commencing with the annual assessment work year beginning the first day of September immediately following the Effective Date of this Agreement and subject to Lessee's right under Section 6.B to terminate this Agreement as to all or a portion of the Premises, Lessee shall perform any required annual assessment work unless Force Majeure prevents Lessee from carrying out such work and make all payments required to maintain all unpatented mining claims included in the Premises (provided the same are still subject to this Agreement), and Lessee applies for deferral of performance of such obligations pursuant to 43 CFR 3835.1(d) and 3835.11(d), and shall file in a timely manner with the Bureau of Land Management, and record with the county in which said claims are located for each assessment year affidavits of labor, notices of intent to hold, and any other documents necessary to maintain said claims pursuant to state and federal law; provided, however, that Lessee shall not be required to undertake or compete such work or make such payments for the assessment year during which this Agreement is terminated (or for any subsequent assessment year) if termination occurs more than two (2) months before the deadline for payment of the federal annual mining claim maintenance fees. Lessee shall promptly deliver to Lessor conformed copies of the recorded notices of intent to hold and the receipts for payment of the federal annual mining claim maintenance fees.

H.      No Obligation to Mine.       Subject to Section 5.G, nothing in this Agreement shall impose any obligation or covenant, express or implied, upon Lessee to conduct any exploration, development or mining operations upon the Premises, it being the intent of the Parties that Lessee shall have sole discretion to determine the technical and economic feasibility, timing, method, manner and rate of conducting any such operations. Only the express duties and obligations provided under this Agreement shall be binding upon Lessee. The nature, manner and extent of all exploration, development, mining and other operations, if any, shall be matters to be determined solely within the discretion of Lessee.

6. TERMINATION

A.      Termination by Lessor.       In the event Lessor considers that Lessee has not complied with any obligation hereunder, Lessor shall notify Lessee setting out specifically in what respect it is claimed that Lessee has breached this Agreement. If the alleged breach, other than a breach of Lessee’s obligations to pay the Advance Royalty and Production Royalty, is not cured within sixty (60) days after notice is given, or, in the case of Lessee’s failure to timely pay the Advance Royalty, within fifteen (15) days after such notice is given, or if Lessee has not within that time either commenced to cure the alleged breach and does not thereafter diligently complete such cure, or challenges the legitimacy of the allegation, Lessor may terminate this Agreement by delivering to Lessee written notice of such termination; provided, however, that in the event Lessee challenges the legitimacy of the allegation, Lessee may give written notice to Lessor within such 60-day period setting forth such fact. If Lessee breaches its obligation to pay the Advance Royalty, Lessee shall cure such breach within twenty (20) business days following Lessor’s delivery of notice of such breach. If Lessor gives written notice within 15 days of Lessee's notice that Lessor rejects Lessee's position, then this Agreement shall not be terminable by Lessor until there is a final judicial determination by a court of competent jurisdiction that a default exists and shall not be terminated thereafter if Lessee shall satisfy such judgment within 30 days following its entry (or if an appeal of such judgment is taken, following its affirmance by the highest court to which such an appeal is made). The foregoing sentence shall not apply to Lessee’s failure to pay any Advance Royalty payment. Lessor shall not be entitled to terminate this Agreement for any default which by its nature is not retroactively curable if Lessee has used its best efforts to cure such a default to the extent practical or if Lessee has paid Lessor damages for such default where damages are an appropriate remedy. Lessor shall have no right to terminate this Agreement except as expressly provided in this Section 6.A. Notwithstanding the foregoing provisions of this Section 6.A, this Agreement may not be terminated, in whole or in part, by less than all the individuals and/or entities included within the term "Lessor."

B.      Termination by Lessee.       Lessee shall have the right to terminate this Agreement at any time with respect to all or any part of the Premises by giving Lessor thirty (30) days' written notice of such termination. There will be no refund of any Advance Royalty payments already made under section 3.A. Upon such termination, all right, title and interest of Lessee under this Agreement shall terminate with respect to the Premises affected. Lessee shall be relieved of all further obligations (including Section 3) set forth in this Agreement as to the Premises affected except those obligations, if any, which have accrued prior to such termination, including payment of the Advance Royalty, payment of the Production Royalty, and performance of reclamation and other legal obligations under applicable laws, regulations and ordinances. Subject to the provisions of Section 5.G, any taxes, assessments and governmental charges for which Lessee was responsible prior to termination shall be prorated as of the termination date.

C.      Release.       Following termination of this Agreement, as to all or a part of the Premises, Lessee shall promptly deliver to Lessor a fully executed release of this Agreement, in recordable form, as to those of the Premises that are affected, if so requested by Lessor.

D.      Reclamation: Removal of Property.       Upon termination of this Agreement, Lessee shall have a continuing right to enter upon the Premises to complete required reclamation. Lessee shall have a period of one year after the date of termination in which to enter upon and remove from the Premises all of its machinery, buildings, structures, facilities, equipment and other property of every nature and description erected, placed or situated thereon, except foundations of a permanent nature and supports, track and pipe placed in shafts, drifts or openings in the Premises. Any property of Lessee not removed by the end of this one-year period shall become the property of Lessor; however, Lessee does not warrant the condition or safety of any such property. Lessee shall have the right to keep a watchman on the Premises during this one-year period.

7. LIENS

In the event that Lessor fails to promptly pay, when due, taxes, mortgages or other liens levied against the Premises and payable by Lessor, Lessee shall have the right (but shall not be obligated) to pay such past due amounts and, if Lessee does so, Lessee shall be subrogated to all the rights of the holders thereof and Lessor shall reimburse Lessee for all such payments and for all related costs and expenses paid or incurred by Lessee (including, without limitation, related attorney fees) within three months after the same are paid or incurred by Lessee. Any payments due Lessor under this Agreement may be credited by reimbursements due Lessee under this Section. The provisions of this Section shall survive termination of this Agreement.

8. FORCE MAJEURE

Lessee shall not be liable for failure to perform any of its obligations, except those in Sections 1.C, 1.G, 1.H, 3A, 3.B, 5.A, 5.B, 5.C, 5.D, 5G, 5.F, and 6.D during any period in which performance is prevented, in whole or in part, by causes herein termed Force Majeure. For purposes of this Agreement, the term “Force Majeure” shall include labor disputes; acts of God; action of the elements, including inclement weather, floods, slides, cave-ins, sinkholes, earthquakes and drought; laws, rules, regulations, orders, directives and requests of governmental bodies or agencies; delay, failure or inability of suppliers or transporters of materials, parts, supplies, services or equipment or by contractors' or subcontractors' shortage of, or inability to obtain, labor, transportation, materials, machinery, equipment, supplies, utilities or services; accidents; breakdown of equipment, machinery or facilities; judgments or orders of any court or agency; inability to obtain on reasonably acceptable terms or in reasonably acceptable time any public or private licenses, permits or other authorizations; curtailment or suspension of activities to remedy or avoid an actual or alleged, present or future violation of federal, state or local environmental standard; acts of war or conditions arising out of or attributable to war, whether declared or undeclared; riot; civil strife; fire; explosion; or any other cause whether similar or dissimilar to the foregoing, except for the inability to meet financial commitments. If Lessee desires to invoke the provisions of this Section, Lessee shall give notice of the commencement of the circumstances giving rise to such Force Majeure. The time for discharging Lessee's obligations with respect to the prevented performance, or the time within which Lessee must undertake or complete any activity, shall then be extended for the period of Force Majeure.

9. NOTICES AND AGENTS

A.      Notices.       Any required payments, notice or communication shall be made in writing and effective when delivered by hand, registered mail or email to the following addresses:

If to Lessor:	Richard A. McKay
P.O. Box 834
Eureka, Nevada
89316 U.S.A.

Email: richmckay.eureka@yahoo.com

If to Lessee:	Prophecy Development Corp.
Suite 1610 – 409 Granville Street
Vancouver, British Columbia
V6C 1T2 Canada

Email: jlee@prophecydev.com

Either Party may, by notice to the other given as aforesaid, change its address for delivery of future notices.

B.      Designation of Agent for Lessor.       Richard McKay is hereby designated as Lessor's agent to receive from Lessee all payments due or payable to Lessor under the terms of this Agreement and all such payments may be made payable to Richard McKay and tendered by mailing or delivering the same to his address as set forth in Section 9.A above. Any change in said agent shall be effective only if made in writing and signed by each of the persons constituting Lessor. In the event of any dispute among multiple owners and/or payees concerning entitlement to such payments, Lessee may tender its payments into an escrow account for the benefit of such persons as may be entitled thereto at a bank of Lessee's choice, and notify such persons that such an account has been established, with the costs of establishing and maintaining the escrow account deductible from Lessee's payments. Such escrowed payments shall be deemed to be a sufficient tender of payment by Lessee for all purposes hereunder, and Lessee shall in no event be held liable to Lessor for any loss or damage arising from the good faith establishment or payment of Lessee’s payments into such escrow account.

C.      Payments After a Transfer of Interest.       In the event payments should be made to other parties because of any authorized transfer of the interest of any of the persons constituting Lessor, payments tendered to Lessor's designated agent, or to the party making the transfer if only one party constitutes Lessor, shall conclusively be deemed payment to the transferee until Lessee receives notice and evidence satisfactory to it from both the agent (if applicable) and the transferor that the transferor's interest has been transferred and that payments should be made to the transferee or the transferee's designated agent.

10. CONFIDENTIALITY

Lessor shall not, without the express written consent of Lessee, disclose any information concerning the terms of this Agreement or operations conducted under this Agreement (except information and data that is generally available to the public), nor issue any press releases concerning such information, except to Lessor’s family members, professional advisors and such persons to whom Lessor is obligated to deliver such information under applicable laws, regulations and ordinances or judicial judgments and orders. However, if Lessor contemplates transferring its interest to a third party, it shall have the right to disclose such information to that party if it first obtains an agreement in writing from such third party, satisfactory to Lessee after review in advance, providing that the third party shall hold confidential the information furnished to it.

11. MISCELLANEOUS

A.      Cooperation by Lessor.       Lessor shall execute all documents and otherwise cooperate with Lessee as reasonably needed in connection with the conduct of operations on the Premises, including the acquisition of governmental permits, post-mining reclamation approvals, water rights, and other rights and privileges related to operations on the Premises and reclamation thereof. Lessee acknowledges that Lessor’s obligations under this Section are entered solely to accommodate Lessee and by Lessor’s execution of documents and cooperation with Lessee, Lessor does not assume or undertake to perform any of Lessee’s obligations under this Agreement or under any approval, consent, license or permit issued by any governmental agency, or as otherwise provided under applicable laws, regulations and ordinances. In that regard, Lessor agrees not to protest, challenge or otherwise oppose any water right or operational permit filings that Lessee may make to facilitate operations or proposed operations on or in connection with the Premises.

B.      Sharing of Data by Lessor.       Lessor shall, upon execution of this Agreement, provide or make available to Lessee any available technical and title information and drill core and other samples (such as cuttings, pulps, drill logs, assay results, feasibility reports, etc.) concerning the Premises which are in Lessor's possession or control. Similarly, Lessor shall, as soon as possible, provide or make available to Lessee any such information and samples that Lessor may acquire subsequent to the execution of this Agreement, whether obtained personally or from third parties. Lessor shall in no event be liable to Lessee for the accuracy, reliability of any data furnished by Lessor to Lessee, and Lessee shall assume all risks resulting from Lessee’s reliance on or use of such data and information.

C.      Relationship of the Parties.       Nothing contained herein shall be deemed to constitute either Party, in its capacity as such, the partner, agent or legal representative of the other Party, or to create any partnership, mining partnership or other partnership relationship, or fiduciary relationship between them, for any purpose whatsoever. Except as expressly provided in this Agreement, each Party shall have the free, unrestricted and independent right to engage in and receive the full benefits of any and all business endeavors of any sort whatsoever outside the Premises or outside the scope of this Agreement, whether or not competitive with the endeavors contemplated herein, without consulting the other or inviting or allowing the other therein.

D.      Transfers.       Lessor and Lessor’s successors and assigns shall have the right to assign or otherwise transfer their interests in the Premises and this Agreement in whole or in part provided that the assignee agrees in writing to assume all, or a portion of all if applicable, obligations of Lessor under this Agreement. Lessee shall have the right to assign or sublease its interests under this Agreement only with Lessor’s prior written consent, which consent shall not be unreasonably withheld or delayed. In determining whether to consent to Lessee’s request for consent to an assignment or sublease, Lessor shall have the right to consider the financial capability and condition, administrative, legal and operating history of, and the technical capability and expertise of the proposed assignee or sublessee. No transfer shall be effective against the non-transferring Party until that Party receives written notice of the transfer in accordance with Section 9.A.

E.      Binding Effect.       Subject to the provisions of Section 11.D above, the provisions of this Agreement shall inure to the benefit of and be binding upon the Parties and their respective heirs, executors, administrators, personal representatives, beneficiaries, successors and assigns.

G.      Construction of Agreement.       This Agreement and its exhibit constitute the entire understanding of the Parties with respect to the Premises, all previous agreements, promises, representations, negotiations, writings and understandings between the Parties concerning the Premises being expressly rescinded. Except for obligations of good faith and fair dealing, there are no terms or conditions, express or implied, other than herein stated. This Agreement shall be subject to all valid and applicable provisions of statutory or common law, rules and regulations. Should this Agreement or any of its provisions or operations be found to be contrary to any such valid law, rule or regulation, the latter shall be deemed to control and this Agreement shall be regarded as modified accordingly. Subject to the preceding sentence, no modification or alteration of this Agreement shall be effective unless made in writing and executed by the Parties with the same formality as this Agreement. Wherever the term “including” is used herein, it shall be deemed to mean “including without limitation,” and wherever the phrase “shall include” is used herein, it shall mean “shall include without limitation”.

H.      Headings.       The headings used herein are for convenience only and shall be disregarded in construing and enforcing this Agreement.

I.      Execution.       This Agreement may be executed in multiple counterparts and all counterparts taken together shall be deemed to constitute one and the same document. This Agreement may be executed and delivered by facsimile or other electronic means. If Lessee is the second of the parties to execute this Agreement, Lessee shall promptly notify Lessor of Lessee’s execution in order that Lessor may timely record a notice of nonresponsibility in accordance with the Nevada Revised Statutes. The Effective Date of this Agreement shall be deferred and tolled for three (3) days following Lessee’s notification to Lessor of Lessee’s execution of this Agreement.

J.      Rule Against Perpetuities.       The Parties do not intend nor desire for this Agreement to violate the common law Rule Against Perpetuities or any analogous statutory provision or any other statutory or common law rule imposing time limits on the vesting or termination of estates in land. If any provision of this Agreement does or would violate the Rule Against Perpetuities or any analogous statutory provision or any other statutory or common law rule imposing time limits on the vesting or termination of estates in land, then this Agreement shall not be deemed void or voidable, but shall be interpreted in such a way as to maintain and carry out the Parties' objectives to the fullest extent possible by law.

K.      Applicable Law and Forum.       This Agreement shall be construed, interpreted and governed by the laws of the State of Nevada. All disputes concerning the construction or enforcement of this Agreement shall be heard and determined in the Second Judicial District Court of the State of Nevada in and for Washoe County. Both parties agree that jurisdiction of and venue in such court are acceptable to the parties and the parties covenant and agree to not object the exercise of jurisdiction by such court or the venue of such court.

L.      Attorney Fees.       In the event either Party brings any action or proceeding for damages or equitable relief against the other Party for an alleged breach or default of any provision of this Agreement to recover monies due or to enforce, protect or establish any right or remedy of either Party under this Agreement, the prevailing Party shall be entitled to recover as a part of such action or proceeding reasonable attorney fees and court costs.

M.      Disputes.       Disputes or differences between the Parties shall not interrupt performance of this Agreement or the continuation of operations hereunder. In the event of any dispute or difference, operations may be continued and payments may be made hereunder in the same manner as prior to such dispute or difference. In case of suit, adverse claim, dispute or question as to the ownership of the Premises or production royalties, or any interest therein, Lessee may, in its sole discretion, deposit the payment (or the portion of the payment in dispute, if less than the whole payment is in dispute) into an escrow account and Lessee shall not be held in default in payment thereof until such suit, claim, dispute or question has been finally disposed of.

IN WITNESS WHEREOF, the Parties have executed this Agreement effective as of the Effective Date first above written.

PROPHECY DEVELOPMENT CORP.

By:	/s/ John Lee
JOHN LEE, Executive Chairman

Signed and Delivered by Richard A. McKay in the	)
presence of:	)
)
)
Witness (signature))
)
)
Name (please print))		/s/ Richard A. Mckay
	)	RICHARD A. MCKAY
)
Address	)
)
)
City, State	)
)
)
Occupation	)

Signed and Delivered by Nancy M. Minoletti in the	)
presence of:	)
)
)
Witness (signature))
)
)
Name (please print))		/s/ Nancy M. Minoletti
	)	NANCY M. MINOLETTI
)
Address	)
)
)
City, State	)
)
)
Occupation	)

Signed and Delivered by Pamela S. Scutt in the	)
presence of:	)
)
)
Witness (signature))
)
)
Name (please print))
	)	PAMELA S. SCUTT
)
Address	)
)
)
City, State	)
)
)
Occupation	)

EXHIBIT A

"Premises"

BLM	CLAIM	COUNTY
SERIAL#	NAME	BOOK-PAGE
NMC954492	BUFF 16	•
NMC954493	BUFF 17
NMC954494	BUFF 18
NMC954500	BUFF 43
NMC954502	BUFF 45
NMC968757	VAN 1
NMC968758	VAN 2
NMC968759	VAN 3
NMC968760	VAN 4
NMC969607	VAN 3A

[End]